JANUS HENDERSON GROUP PLC

201 Bishopsgate

London, United Kingdom

EC2M3AE

JANUS HENDERSON US (HOLDINGS) INC.

151 Detroit Street

Denver, CO 80206

February 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

   Susan Block

Re:	Janus Henderson Group plc

Janus Henderson US (Holdings) Inc.

Registration Statement on Form S-4, as amended

File Nos. 333-283305 and 333-283305-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Janus Henderson Group plc and Janus Henderson US (Holdings) Inc. (together, the “Registrants”) hereby respectfully request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on February 25, 2025, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrants’ counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours,

JANUS HENDERSON GROUP PLC
JANUS HENDERSON US (HOLDINGS) INC.

By:	/s/ Berg Crawford
Name:	Berg Crawford
Title:	Chief Accounting Officer

cc: Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to SEC Acceleration Request]